Exhibit 77D

Policies with respect to securities investments

The Balanced, Low Duration Bond, Multi Asset Income, Total Return Bond, and Unconstrained Bond Funds have been authorized to invest in securities of Exchange Traded Funds in excess of 5% of assets in any one issuer or 10% of assets in all Exchange Traded Funds, to the extent consistent with exemptive orders issued by the SEC.

The policy previously applicable to the Balanced Fund under which it may only purchase securities rated B3 or lower by Moody’s or lower than B- by Standard and Poor’s if the Adviser believes the quality of the bonds is higher than indicated by the rating, has been eliminated.